UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-51016

Exeter Resource Corporation
(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes [   ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Interim Consolidated Financial Statements
For The Nine Months Ended

September 30, 2007

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

		September 30, 2007	December 31, 2006
Assets

Current
Cash and cash equivalents		$11,435,460	$14,511,062
Accounts receivable and prepaid expenses		167,277	25,790
		11,602,737	14,536,852

Exploration advances		100,539	97,866
Property and equipment		165,912	203,358
Mineral properties and deferred costs	(Note 3)	28,648,992	21,052,423
		$40,518,180	$35,890,499

Liabilities

Current
Accounts payable and accrued liabilities		$972,745	$1,884,769
Due to related parties		81,440	376,616
		1,054,185	2,261,385

Share Capital and Deficit

Share capital	(Note 4)	54,465,423	46,230,295
Contributed surplus	(Note 6)	7,210,626	4,588,941
Deficit		(22,212,054)	(17,190,122)
		39,463,995	33,629,114
		$40,518,180	$35,890,499

Nature of business and continued operations (Note 1)

The accompanying notes are an integral part of these financial statements

Exeter Resource Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
For the period ended September 30, 2007
(Unaudited – Prepared by Management)

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2007	2006	2007	2006
Income
Interest Income	$115,017	$17,529	$286,168	$140,854

Expenses
Accounting and audit	$3,669	$4,763	$93,651	$29,442
Administration salaries and consulting	131,660	136,041	424,833	330,794
Amortization	21,851	6,319	41,111	31,499
Bank charges	5,595	4,425	16,670	14,369
Directors fees	7,500	7,500	22,500	22,500
Shareholder communications	152,495	80,943	419,010	360,845
Legal fees	24,466	30,089	74,528	131,958
Loss on write-off of mineral properties	-	44,894	-	446,481
Management fees	9,000	8,000	47,250	155,000
Office and miscellaneous	18,639	14,048	73,737	44,068
Property examination costs	87,124	15,582	169,676	94,849
Rent	16,864	13,075	60,457	31,276
Stock-based compensation	163,496	77,526	3,347,433	1,171,339
Stock exchange listing and filing fees	39,175	6,265	95,689	30,710
Telecommunications	7,830	6,498	24,196	16,028
Transfer agent	5,351	1,641	13,388	13,723
Travel and promotion	30,983	87,991	352,983	319,957
	$725,698	$545,600	$5,277,112	$3,244,840

Loss before other items	$610,681	$528,071	$4,990,944	$3,103,985
Loss on conversion of foreign currencies	25,526	16,305	30,988	16,205

Net loss and comprehensive loss for the period	$636,207	$544,376	$5,021,932	$3,120,190

Deficit at beginning of period	$21,575,847	$14,477,296	$17,190,122	$11,901,482

Deficit at end of period	$22,212,054	$15,021,672	$22,212,054	$15,021,672

Basic & diluted loss per common share	$(0.02)	$(0.02)	$(0.13)	$(0.11)
Weighted average number of common shares outstanding	38,996,066	29,520,514	38,762,308	28,921,226

The accompanying notes are an integral part of these financial statements

2

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
For the period ended September 30, 2007
(Unaudited – Prepared by Management)

		Three Months ended		Nine Months ended
		September 30,		September 30,
		2007	2006	2007	2006
Operating Activities
Net loss for the period		$(636,207)	$(544,376)	$(5,021,932)	$(3,120,190)
Adjustments
Amortization		21,851	6,319	41,111	31,499
Stock based compensation		163,496	77,526	3,347,433	1,171,339
Loss on write-off of mineral properties		-	44,894	-	446,481
Unrealized loss on conversion of foreign
currencies		25,526	16,305	30,988	16,205
		(425,334)	(399,333)	(1,602,400)	(1,454,666)

Changes in non-cash working capital items
Accounts receivables and prepaid expenses		(33,918)	(16,348)	(141,487)	(31,375)
Accounts payable and accrued liabilities		(7,478)	137,681	(51,984)	129,184
Due to related parties		(13,372)	116,234	(149,856)	(3,201)
		(480,102)	(161,766)	(1,945,727)	(1,360,058)

Financing Activities
Issue of share capital for cash	(Note 4)	4,711,755	308,538	7,509,380	2,297,179
Share issue costs		-	(31,271)	-	(31,271)
		4,711,755	227,267	7,509,380	2,265,908

Investing Activities
Exploration activities
Accounts payable and accrued liabilities		(66,275)	561,007	(860,039)	1,038,981
Due to related parties		(17,469)	(25,604)	(145,320)	(11,554)
Exploration advances		37,167	24,644	(2,673)	(55,864)
Acquisition of mineral properties		(25,112)	-	(53,952)	-
Acquisition of property and equipment		(5,635)	(47,120)	(28,772)	(137,142)
Deferred exploration costs, net of amortization
and property examination costs		(2,188,914)	(2,711,264)	(7,517,511)	(6,679,251)
		(2,266,238)	(2,198,337)	(8,608,267)	(5,844,830)

Loss on the conversion of foreign currencies		(25,526)	(16,305)	(30,988)	(16,205)

Net increase (decrease) in cash and cash equivalents		1,939,889	(2,099,141)	(3,075,602)	(4,955,185)
Cash and cash equivalents – beginning of period		9,495,571	4,932,653	14,511,062	7,788,697

Cash and cash equivalents – end of period		$11,435,460	$2,833,512	$11,435,460	$2,833,512

The accompanying notes are an integral part of these financial statements

3

Exeter Resource Corporation
Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)
For the period ended September 30, 2007
(Unaudited – Prepared by Management)

					Nine Months Ended
	CVSA	Chilean	Don Sixto		September 30,
	Properties	Properties	Project	Other	2007	2006
Exploration Costs
Assays	$149,585	$55,038	$642,720	$-	$847,343	$233,367
Consultants & contractors	16,965	1,282	151,474	1,755	171,476	263,952
Drilling	1,071,368	374,788	52,292	-	1,498,448	3,028,612
Engineering	-	-	137,553	-	137,553	56,200
Environmental	-	-	192,543	362	192,905	33,732
Field Camp	146,740	271,409	280,184	1,657	699,990	420,871
Geological	372,317	368,537	92,400	83,711	916,965	526,170
Geophysical	22,478	-	416	-	22,894	10,545
Hydrology	-	-	22,476	-	22,476	24,864
Infrastructure	-	-	30,506	-	30,506	-
IVA tax	349,876	143,709	129,142	-	622,727	725,318
Office operations	112,960	133,354	55,077	2,039	303,430	139,681
Metallurgical	-	-	79,954	1,721	81,675	26,045
Legal and title	87,807	59,899	69,410	4,859	221,975	213,990
Resource development	-	-	138,233	-	138,233	-
Travel	231,983	242,676	211,480	25,583	711,722	403,611
Wages and benefits	446,872	87,185	544,819	12,992	1,091,868	689,741
	3,008,951	1,737,877	2,830,679	134,679	7,712,186	6,796,699
Property examination costs	-	(34,997)	-	(134,679)	(169,676)	(94,849)
Total costs incurred during the period	3,008,951	1,702,880	2,830,679	-	7,542,510	6,701,850
Balance of costs, beginning of period	3,876,961	803,025	13,039,318	83,103	17,802,407	7,214,676
Write-off of mineral properties costs	-	-	-	-	-	(303,510)
Balance of costs, end of period	$6,885,912	$2,505,905	$15,869,997	$83,103	$25,344,917	$13,707,865

The accompanying notes are an integral part of these financial statements

4

Notes to the Interim Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited – Prepared by Management)

1.	Nature of Business and Continued Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, and exploration of mineral properties located in Argentina and Chile.

These interim financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties and deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves.

2.	Significant Accounting Policies

Except as noted below, the interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2006, without the note disclosures required for audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements.

New Accounting Policies

The CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” requires that financial assets classified as “available-for-sale” be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as “Other comprehensive income (loss)”. The Company has adopted this section prospectively FROM January 1, 2007 for financial assets valued after November 1, 2006. The adoption of this handbook section has had no significant effect on the Company’s financial statements.

3.	Mineral Properties and Deferred Costs

	Acquisition Costs	Deferred Exploration	September 30, 2007	December 31, 2006
		Costs	Total	Total
CVSA Properties	$128,572	$6,885,912	$7,014,484	$4,005,534
Chilean Properties	-	2,505,905	2,505,905	803,024
Don Sixto	3,105,281	15,869,997	18,975,278	16,115,762
Other	70,222	83,103	153,325	128,103
	$3,304,075	$25,344,917	$28,648,992	$21,052,423

Don Sixto

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has delayed all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $18,975,278.

5

Notes to the Interim Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited – Prepared by Management)

4.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value. The Company has issued shares of its capital stock as follows:

	September 30, 2007		December 31, 2006

	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period/year	37,836,013	$46,230,295	27,845,763	$27,802,270
Issued during the period/year for:
Cash	3,078,079	7,509,380	9,990,250	18,975,198
Contributed surplus allocated	-	725,748	-	205,203
Share Issue costs	-	-	-	(752,376)
Balance, end of period	40,914,092	$54,465,423	37,836,013	$46,230,295

Transactions for the Issue of Share Capital
During the nine months ended September 30, 2007

a)

The Company issued 30,000 shares at a price of $0.405 per share, 25,000 shares at a price of $1.08 per share, 150,000 shares at a price of $1.12 per share, 250,000 shares at a price of $1.10 per share, 145,000 shares at a price of $1.17 per share, 145,000 at a price of $1.20 per share, 26,080 shares at a price of $1.79 per share, 70,000 shares at a price of $2.01, and 185,000 shares at a price of $2.52 for a total consideration of $1,479,383 pursuant to the exercise of stock options.

In addition, an amount totaling $725,748 representing stock-based compensation recognized on the exercise of the above stock options was allocated to share capital.

b)	The Company issued 252,000 shares at a price of $2.50, and 1,799,999 shares at a price of $3.00 for a total consideration of $6,029,997 pursuant to the exercise of warrants.

5.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: Following approval of the amendments to the Plan at the Company’s Annual General Meeting held on May 23, 2007, the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 7,627,203. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

	September 30, 2007		December 31, 2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	5,606,750	$1.58	4,949,750	$1.15
Forfeited/cancelled	(480,000)	2.94	(556,000)	1.75
Granted	2,800,000	3.15	1,755,000	2.62
Exercised	(1,026,080)	1.44	(542,000)	0.83
Options outstanding, end of period/year	6,900,670	$2.14	5,606,750	$1.58

6

Notes to the Interim Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited – Prepared by Management)

At September 30, 2007, the Company had outstanding stock options to acquire 6,900,670 shares as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
275,000	275,000	$ 0.41	August 15, 2008
1,098,000	1,098,000	$ 1.08	January 21, 2009
10,000	10,000	$ 1.41	April 7, 2009
3,750	3,750	$ 0.85	June 21, 2009
225,000	225,000	$ 1.20	March 21, 2010
300,000	300,000	$ 1.20	April 5, 2010
285,000	285,000	$ 1.12	July 7, 2010
100,000	100,000	$ 1.10	August 19, 2010
90,000	90,000	$ 1.20	October 25, 2010
1,020,000	920,000	$ 1.59	December 30, 2010
48,920	48,920	$ 1.79	February 3, 2011
90,000	90,000	$ 2.01	March 2, 2011
225,000	225,000	$ 2.52	May 3, 2011
50,000	50,000	$ 1.89	June 12, 2011
415,000	415,000	$ 3.02	November 30, 2011
650,000	585,000	$ 2.52	January 31, 2012
220,000	220,000	$ 2.52	February 13, 2012
1,570,000	1,232,498	$ 3.64	June 27, 2012
225,000	25,000	$ 2.52	August 28, 2012
6,900,670	6,198,168

The following table summarizes information about the stock options outstanding at September 30, 2007.

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.00 - 1.00	278,750	0.89	$ 0.41
1.01 - 2.00	3,226,920	2.41	$ 1.29
2.01 +	3,395,000	4.15	$ 3.09
	6,900,670	3.21	$ 2.14

Bonus Shares

The Company has granted, subject to TSX-V and shareholder approval, 200,000 fully paid bonus shares (“Bonus Shares”) as part of an incentive package pursuant to an employment agreement with the Company’s Chief Operating Officer. The Bonus Shares vest at the rate of 8,333 shares per month such that the Bonus Shares will have vested at the end of 24 months.

Warrants

At September 30, 2007 the Company had outstanding share purchase warrants exercisable to acquire 250,000 shares as follows:

Number	Exercise Price	Expiry Date
250,000	$ 3.00	April 4, 2008

7

Notes to the Interim Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited – Prepared by Management)

Stock-based Compensation

The fair values of options vested during the three months ended September 30, 2007 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	68.20%
Risk-free interest rate	3.94%
Expected life	3 years
Expected dividend yield	0.0%

Stock-based compensation recognized for the period ended September 30th, on the vesting of stock options granted, totaling $3,491,417 was allocated to contributed surplus.

6.	Contributed Surplus

	September 30, 2007	December 31, 2006
Balance beginning of year	$4,588,941	$2,188,160
Stock-based compensation	3,347,433	2,384,845
Agent's warrants	-	221,139
Contributed surplus allocated	(725,748)	(205,203)
Balance, end of period	$7,210,626	$4,588,941

7.	Related Party Transactions

Amounts due to related parties are for management, consulting, exploration, legal fees and for expenses incurred while conducting the Company’s business.

A total of $766,860 (September 30, 2006: $710,887) was paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totaling $180,000 (2006 - $158,000) and $43,500 (2006 - $32,500) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Legal fees of $44,715 (2006 - $120,355) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)	Exploration and development fees of $228,645 (2006 - $188,032) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

d)	Management fees of $120,000 (2006 - $122,000) were paid to a corporation controlled by the Chairman of the Company.

e)	Management fees of $127,500 (2006 - $90,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

f)	Management fees of $22,500 were accrued to a corporation controlled by the Chief Operations Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8

Notes to the Interim Consolidated Financial Statements
Nine months ended September 30, 2007
(Unaudited – Prepared by Management)

8.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

September 30, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$10,389,689	$862,998	$182,773	$11,435,460
Other current assets	167,277	80,470	20,069	267,816
Property and equipment	67,014	45,449	53,449	165,912
Mineral properties and deferred costs	-	26,143,087	2,505,905	28,648,992
	10,623,980	27,132,004	2,762,196	40,518,180
Current liabilities	(267,460)	(753,334)	(33,391)	(1,054,185)
	$10,356,520	$26,378,670	$2,728,805	$39,463,995

December 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$13,452,871	$994,656	$63,535	$14,511,062
Other current assets	54,549	62,562	6,545	123,656
Property and equipment	90,779	68,216	44,363	203,358
Mineral properties and deferred costs	-	20,249,399	803,024	21,052,423
	13,598,199	21,374,833	917,467	35,890,499
Current liabilities	(805,239)	(1,398,421)	(57,725)	(2,261,385)
	$12,792,960	$19,976,412	$859,742	$33,629,114

9.	Contractual Obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years
Office leases	$280,935	$22,844	$152,977	$105,114
Total	$280,935	$22,844	$152,977	$105,114

10.	Subsequent Events

a)

The Company issued 3,750 shares at a price of $0.85, 30,000 shares at a price of $1.08, 5,000 shares at a price of $1.59, 30,000 shares at a price of $1.79, 10,000 shares at a price of $2.01 and 30,000 shares at a price of $2.52 upon the exercise of options, for a total consideration of $192,937.

An amount totaling $84,980 representing stock-based compensation recognized on the grant of the above stock options was allocated to share capital.

9

Management Discussion and Analysis
For the period ended
September 30, 2007

Conversion Table
g/t	grams per tonne
Au	Gold
Ag	Silver
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
1 gram/tonne	0.029 oz/short ton
Km	kilometre
square kilometre	247.1 acres
1 kilometre	0.62 miles
1 metre	3.28 feet

Management’s Discussion and Analysis
October 31, 2007

Report on Operations

During 2002, the Company focused on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its La Cabeza property which was recently renamed Don Sixto. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the Don Sixto project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A. (“CVSA”), led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its Don Sixto project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A (“Anglo American”).

In 2006, the Company continued its exploration program on its Don Sixto project with the objective of expanding the resources outlined in its 2005 Resource Estimate Study and raising the level of confidence in that resource estimate. The Company advanced its exploration activities in Patagonia on its projects held through the alliance with CVSA, and in Chile continued work on the Caspiche property. The Company also entered into a new agreement with Rio Tinto which gave it the right to explore 48 targets in Southern Chile.

In early 2007, the Company curtailed drilling on its Don Sixto Project to focus primarily on the construction of geological, mineralization and structural models in preparation for an updated resource estimate for Don Sixto which was released in August, 2007. With the curtailment of drilling at Don Sixto, the Company’s geological teams focused on advancing both its Cerro Moro and Caspiche Projects in Argentine Patagonia and Chile respectively. Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining by the Mendoza Provincial Government in June, 2007, exploration and independent engineering studies at Don Sixto were suspended.

Drilling resumed at Cerro Moro in March, and with the addition of a second drill rig in June, exploration progressed more rapidly than in past quarters. By early August, the Company had completed 10,000 metres of drilling at Cerro Moro, triggering CVSA back-in right to gain a majority interest in the project. The Company collated all geological data generated on Cerro Moro up to the completion of the 10,000 meters of drilling and forwarded it to CVSA in early September. Upon receipt of that data, CVSA had 45 days in which to exercise its back-in-right. On October 30th, 2007, CVSA advised the Company that it would not exercise its back in right and consequently its interest reverted to a 2% net smelter royalty with the Company owning 100% of the project.

Exploration programs at Cerro Moro are now planned to continue through the remainder of 2007.

At Caspiche, located in the Maricunga region of the Chilean Andes in an area known to be rich in porphyry gold deposits, two drilling campaigns were conducted in early 2007 with the final drill hole being drilled into a very promising porphyry gold target. Drilling at Caspiche was curtailed due to the onset of the southern winter and, dependent on rig availability, is expected to resume after the 2007 Christmas break.

In September, Paul Cholakas, who is domiciled in Argentina, took up his position as Chief Operating Officer of the Company. Paul is an experienced mining engineer having managed the Tick Hill Goldmine in North Queensland, and also has significant experience in commercial and technical risk management. In his previous position, he was Commercial Manager of the multi-billion dollar oil and gas producer/explorer Oilsearch Pty Ltd.

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

A summary of the Company’s mineral properties follows:

Summary of Projects

Rights Acquired	Properties	Land Area (sq. km)	Paid to Date	Future Commitments
100% Owned	Cerro Moro -16 tenements	153	*	- 2% NSR to CVSA
Option for 100%	Don Sixto (La Cabeza) - 7 concessions	288	4,100,000 shares plus US$125,000	- cash payments totalling US$400,000 to Dec. 15, 2014 - 3.5% NSR
Option for 100%	CVSA Properties Santa Cruz, Chubut, Rio Negro - 22 tenements	730 *	US$100,000 includes acquisition of Cerro Moro	- exploration expenditures totalling US$3,000,000 to Dec. 30, 2009 - 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche)	30	Nil	- expenditure totalling US$2,550,000 to January 31, 2011 - 3.0 % NSR
Data	Southern Chile - 48 Targets	N/A	Nil	Nil
Option for 100%	MRP Properties Agua Nueva, Rosarita South, La Ramada - 40 concessions	176	$70,000	- cash payments totalling $370,000 to October 1, 2015 - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 5 concessions	68	1,000,000 shares	- 2% NSR
Option for 100%	Don Sixto Regional	81	US$25,000	- annual payments of US$25,000 for six years - 3 annual payments of US$200,000 for 100%

ARGENTINA

BACKGROUND

The Company shifted its focus from Don Sixto to the Cerro Moro and Caspiche Projects during the first half, 2007 as work at Don Sixto was reduced to modeling and estimating new resources based on drilling completed through 2005 and 2006. This change of focus resulted in significant discoveries being made at each of the Cerro Moro and Caspiche Projects, effectively changing the character of the Company.

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s recent anti mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $19 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

In August Exeter announced new resources, estimated by independent experts Hellman and Schofield, of Sydney Australia, at Don Sixto. Modelling of the new resources highlighted open-ended higher grade mineralization that might be expected to expand the potential open pits. With 7,000 metres of contemplated exploration drilling of new targets remaining, potential remains for the discovery of new mineralization at Don Sixto. In the event that the anti mining legislation is amended to allow for the future development of mines in Mendoza Province, and the Company recommences exploration then the discovery of new zones of mineralization could markedly improve the viability of the Don Sixto project.

Although no field work was conducted at Don Sixto during the quarter, pit scheduling using the new resources was conducted by Australian Mine Design and Development (“AMDAD”). This work will be followed by internal scoping studies planned to be conducted on the project during the final quarter of 2007.

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties by spending US$3 million within five years, including completing 8,000 metres of drilling on any of the four major projects which comprise the CVSA Properties. CVSA also has the right to back into a 60% interest in a project following the completion of 10,000 meters of drilling on that project, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% net smelter royalty.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$ 3M, and completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro, and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise the back-in right and its interest has reverted to a 2%NSR in Cerro Moro.

To date, Exeter has completed 7,641 meters of drilling on a second project, the Santa Cruz Project (drilled at Cerro Puntudo and Verde). Further drilling scheduled for early 2008 is dependent on the Company contracting additional qualified geologists to conduct the field work necessary to better define drill targets. Exeter has not conducted any drilling on either of the Rio Negro or Chubut projects, which comprise the remainder of the projects held.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro*	16 tenements	170 sq km
Other Santa Cruz properties	7 tenements	333 sq km
Chubut properties	11 tenements	241 sq km
Rio Negro properties	4 tenements	140 sq km

* Now 100% owned by the Company subject to a 2% NSR.

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted on all three properties during 2006.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties were acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 22 tenements over 10 properties covering 730 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Moro Project – Santa Cruz Province

History
The 153 square kilometre Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration by previous companies at Cerro Moro defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres and some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacing was in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter
Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, was also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known veins at Cerro Moro.

Geophysical and Trenching Programs

A detailed ground magnetic survey initiated in 2006 was conducted on 40 meter spaced lines and covered 75 square kilometres for a total of 1,866 line kilometers of surveying. This survey continued through the year and was essentially completed by the 2006 year end. As magnetic lines were surveyed in an E-W direction, further surveying in a N-S direction, to follow up high grade east-west trending veins covering 19 square kilometres in the south of the project area, commenced in Q1, 2007 and was completed in Q2. A total of 473 line kilometres of surveying was completed at a line spacing of 40 meters in this survey. In 2006, a trenching program commenced and 61 trenches were excavated for a total of 800 metres. The trenches were mapped and some 440 samples assayed.

In early 2007, 1,094 metres of trenching was completed to expose poorly outcropping sulphide rich veins in the southern sector of the property. Specialist structural/epithermal expert Greg Corbett visited the property and his recommendations included (amongst others) induced polarisation geophysical surveying to assist in delineating high grade mineralization associated with sulphides in the southern sector of the property around the Esperanza, Escondida and Carla veins.

Drilling 2006

In 2006 the Company conducted two drilling campaigns, drilling 2,112 metres in 37 holes on the Carla, Dora, Deborah, Escondida, Patricia and Esperanza veins. The earlier campaign of 20 holes comprised reverse circulation percussion drilling for 1,031 metres and the latter campaign 17 diamond holes for 1,081 metres. These campaigns discovered high grade gold-silver mineralization in the Carla vein, in a new zone situated 2.5 kilometres from previous drilling on the property, and also in an eastern extension of the Escondida vein. Drilling by Exeter on this project totalled 4,181 metres to end 2006

Third Quarter, 2007: Field work, which re-commenced after the winter period where snow and wet conditions precluded efficient sampling, was restricted to drilling and LAG sampling. 132 LAG samples were collected over 2,975 metres and this technique showed sufficient encouragement in trial surveying over know mineralization under cover, and also over geophysical anomalies to conduct more detailed surveying. Following the completion of 10,000 metres of drilling, which triggered CVSA’s right to back in to a majority interest in the project, in early August one of the two rigs was demobilized for repairs in Mendoza. With drilling scaled back, the main focus during the quarter was the collation of all data collected since Exeter commenced work at Cerro Moro, including all drill results for the first 10,000 metres of drilling, for reporting to CVSA. The report was provided to CVSA in early September and on October 30, 2007, CVSA notified the Company that it would not exercise its back in right, consequently Cerro Moro is now 100% owned by the Company subject only to a 2% NSR held by CVSA.

Drilling: The second multipurpose reverse circulation percussion/diamond rig arrived late in the third quarter, and it is planned that both rigs will be maintained on site through 2007. It is proposed that a third rig be employed in November. During the quarter, 4,786 metres were drilled at Cerro Moro, mainly on the Escondida prospect with lesser drilling on the Esperanza prospect. Total drilling to date at Cerro Moro by Exeter comprises 177 holes for a total of 13,000 meters.

Drilling was focused on expanding and detailing the high grade Escondida East zone, where significant gold-silver mineralized intercepts in the rhyolite hostrock zone to a depth of +100 metres were intersected. The width and grade of the mineralized structures tend to decrease where mineralization is encountered in the less favourable andesitic hostrocks. The andesitic hostrock is located through the central/eastern portion of the structure closer to surface. Further drilling is required to detail mineralization where the structure intersects the rhyolites. A similar situation with respect to the relationship of the strength of mineralization to hostrock was noted in drilling on Esperanza SE. Drilling during the quarter also indicated that the Escondida West zones were linked to the main Escondida East zones, and not separated by faulting as previously thought.

Drilling at Escondida has been designed so that resources for high grade near surface deposits in the southern sector of the project may be estimated during the second quarter 2008. Following CVSA’s election not to exercise its back-in right, baseline environmental studies and metallurgical testing were intitiated. A scoping study for the possible fast-tracking of a high grade open pit gold operation is expected to be undertaken late in 2008.

Cerro Puntudo Project – Santa Cruz Province

The 235 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation drill holes, drilled to down-hole depths of between 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres.

Drilling 2006

The 2006 drill program included 13 reverse circulation percussion drill holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth while drilling on the Quebrada Zone appears to close economic tenor mineralization at depth.

The 1,699 metres drilled in 2006 brought the total metres drilled at Cerro Puntudo to 5,597 metres.

No work was conducted during the quarter ended September 30, 2007. Timing for further exploration will depend on the availability of suitably qualified geologists to delineate targets.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey have also been completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling 2006

In 2006 the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization.

No field work was conducted in the quarter ended September 30, 2007 and timing for further exploration is dependent on suitably qualified geologists to conduct further field work.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

No work was conducted during the quarter ended September 30, 2007 and no further work is planned during this field season.

CHILE

Northern Chile - Maricunga

Caspiche Project

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allows Exeter to focus on the two most favorable properties, jointly referred to as the Caspiche project. Previously, exploration by Anglo American led to the discovery and subsequent drilling of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, eleven kilometres (seven miles) southeast of Kinross’ Refugio Mine and 15 km. (10 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Drilling 2007

Porphyry Target

Drill hole CSDH 013, which intersected 304 metres (1,003 ft) grading 0.9 g/t gold (0.026 oz/ton), from a down hole depth of 40 metres, was the final hole drilled before the winter shut-down and tested a partially-defined porphyry gold target area that had not previously been drilled by Exeter. Mineralization is within a microdiorite porphyry and is of consistent grade over the entire interval. The hole terminated in mineralization at a depth of 344 metres, the maximum depth capability of the rig.

Table of reported drill results from Caspiche porphyry target:

Cut-off grade	From (m)	To (m)	Width (m)	Gold (g/t)	Copper (%)
Bulked Intercepts at 0.5 g/t lower cut Bulked Intercept - no lower cut	40 210 40	204 344 344	164 134 304	0.9 0.9 0.9	NSV 0.21 0.10

Note:	The cut-off grade generally applied to the intercepts is 0.5 g/t gold. Internal dilution of less than 0.5 g/t gold is allowed in consecutive samples. No cut off grade applied to the 40 to 344 metre intercept.

CSDH 013 was sited over a pronounced induced polarization (“IP”) chargeability anomaly, on the one north-south survey line, that fully crossed the area. The anomaly was partly tested by two earlier drill holes, CDH-2b and CDH-3, drilled by previous explorers. CSDH 013 intersected a wider zone of mineralization and at a higher average grade, than both CDH-2b and CDH-3, although it appears to have intersected the same mineralized microdiorite porphyry as the earlier holes. The area of the three holes is entirely covered by colluvial material. CSDH 013 was drilled at the same declination (60 degrees) and azimuth as the historical drill holes.

A drilling program for +10,000 metres has been budgeted for this field season, and will commence as soon as rigs become available.

High Sulpidation Target

In early 2006, mapping and sampling by Exeter identified a new area with potential for high-sulphidation style epithermal gold mineralization. The target is an up-faulted block of volcanic rocks, situated on the northern margin of the porphyry system. A geophysical program comprising CSAMT and VLF electromagnetic surveys were completed by Quantec and generated significant targets in support of a large, overburden covered high sulphidation gold-silver target.

Drilling commenced in January, 2007 and was designed to test the concept of a high sulphidation epithermal structure on the northern flank of the Caspiche Porphyry. Six reverse circulation percussion (RC) holes were drilled for a total 1,667 metres.

During the second quarter, an additional seven holes were drilled totaling 2,030 metres, taking the total metres drilled to 3,697 in 2007. Twelve of the thirteen drill holes tested high level epithermal replacement ledges in the high sulphidation zone adjacent and 2.5 kilometres to the north east of the prime porphyry target.

Further drilling will be focused on the gold porphyry.

ARGENTINA

OTHER PROJECTS

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti mining legislation enacted in June 2007. The new legislation banned the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $19 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% net smelter royalty (“NSR”) in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$125,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81.5 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. This acquisition brings the total project area directly owned or held under option by the Company, to 614 square kilometres (152,000 acres). The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

A regional program evaluating potential repetitions within the 614 square kilometre tenure surrounding Don Sixto commenced late in 2006 and was curtailed in early 2007. There was a significant increase in knowledge of the mineralization generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto. This information provided the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work, considered to be at an early stage, has also been terminated following the introduction of anti mining legislation.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 176 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), which spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com. A further update of resources was issued in September 2007 with a NI 43-101 Technical report to accompany those resource estimates filed on September 14th 2007. The NI 43-101 report may be viewed on SEDAR.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Resource Estimates
Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and were completed in December 2006. The discovery drilling program was designed to increase available resources at the project, while confirmation drilling will lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Second Quarter, 2007: Following the drilling conducted in 2005 through to end 2006, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at Don Sixto. The new estimate includes a “measured and indicated resource” at Don Sixto of 925,000 ounces of gold (20.48 million tonnes at an average grade of 1.40 g/t gold) and an “inferred resource” of 334,000 ounces of gold (9.29 million tonnes at a grade of 1.12 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the “measured and indicated resource” was estimated to be 9.34 million tonnes at a grade of 2.23 g/t gold, for 670,000 ounces, and the “inferred resource” was estimated to be 3.14 million tonnes at 1.98 g/t gold, for 200,000 ounces.

Third Quarter, 2007: During the quarter, Exeter released the results of the updated resource estimates completed by H&S. These estimates were based on results from 40,000 metres of expansion and detailed drilling, completed on the major prospects at Don Sixto since mid 2005. This drilling allowed the Company to develop geological, mineralization and structural models of gold mineralization of the major prospects.

Table 1: Don Sixto Gold Resource Estimates at a 0.5 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	1.49	1.83	88	3.80	1.39	170	5.29	1.51	258	1.85	1.20	71
Ojo	1.43	1.63	75	1.49	1.25	60	2.92	1.44	135	0.71	1.05	24
Luna	1.71	1.58	87	4.51	1.23	178	6.22	1.32	265	1.79	1.07	61
Mandibula	2.77	1.00	89	1.77	1.09	62	4.54	1.03	151	4.24	0.93	126
CVZ*	0.75	2.51	61	0.76	2.24	55	1.51	2.38	116	0.35	1.52	17
Cachete	-	-	-	-	-	-	-	-	-	0.35	3.08	35
Total	8.15	1.52	400	12.33	1.32	525	20.48	1.40	925	9.29	1.12	334

Table 2: Don Sixto Gold Resource Estimates at a 1.0 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	0.84	2.68	73	1.87	2.09	125	2.71	2.27	198	0.84	1.78	48
Ojo	0.79	2.37	60	0.62	2.03	40	1.41	2.22	101	0.20	1.95	13
Luna	0.91	2.35	68	1.83	2.01	118	2.73	2.12	186	0.52	2.02	33
Mandibula	0.90	1.63	47	0.66	1.73	37	1.56	1.67	84	1.10	1.60	57
CVZ*	0.46	3.67	54	0.46	3.24	48	0.92	3.45	102	0.15	2.62	13
Cachete	-	-	-	-	-	-	-	-	-	0.33	3.39	36
Total	3.90	2.41	302	5.44	2.11	368	9.34	2.23	670	3.14	1.98	200

Notes:	(*) CVZ or Central Vein Zone comprises the Labio East, Labio West, Labio South and Mercedes prospects.
“Mt” represents million tonnes, and “koz” represents thousand ounces.
A NI 43-101 Technical Report describing the new resources estimates is currently being prepared for filing.

The new resources were estimated for 9 prospects using data from a total of 494 drill holes, totalling 56,821 metres of drilling and 4,037 meters of sawn channel samples (93 channels on 8 prospects), conducted prior to the end of 2006.

The new mineral resource estimates for the Cuello, Luna, Ojo, Mandibula and the Central Vein Zone prospects were made by H&S following a three week visit to Mendoza at the end of April 2007. The visit, by two representatives, included a two week site visit and validation of the Exeter database, supporting information, and 3-D geological and structural models.

H&S utilised the Multiple Indicator Kriging (“MIK”) method, which estimates the proportion and grade of mineralization for an assumed selective mining unit (“SMU”) within a larger panel (or “block”) for a range of cutoff grades. The deposit is divided into panels (or “blocks”) and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two selective mining unit (“SMU”) sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used. The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology generally results in a resource estimate of higher tonnes and lower grade than less conservative/more standard resource estimation techniques. However, total ounces estimated utilizing the H&S MIK method generally equate to total ounces estimated using less conservative techniques.

The Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent from some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones were as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at Don Sixto is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

Recent Testwork- 2006-2007

Metallurgical testwork was more limited in 2006 than 2005 while a new drill core inventory was built up, however significant programs were completed on flotation and grinding. Late in 2006 large quantities of drill core samples were prepared for the remaining feasibility level testwork programs.

Flotation optimisation: Detailed flotation and gravity testwork on the 2005 bulk composite was carried out at Metcon leading to a locked-cycle test under optimised conditions. Gold recovery was 88% and silver recovery was 80% into a concentrate weight of 1.5% . The grind size for this level of recovery was a P80 of 53 microns.

SAG mill Comminution tests: Thirteen selected quarter-core samples were taken from Cuello, Luna, Mandibula and Ojo for SMC testing at JK Tech in Queensland, Australia. The samples had acceptable SAG mill properties and were mostly confirmed to be moderately hard to hard. These results form part of a comprehensive comminution data base that is being assembled.

Late in 2006 approximately 2.5 tonnes of representative drill core intercepts were transferred to two laboratories in Australia in two nearly identical batches. Each batch represented over 100 intercepts of mineralization, each of mineable width with a cut-off grade of 0.5g/t Au and included internal and external dilution so as to be representative of production material.

The first batch went to JK Tech for comprehensive comminution variability testwork. The material for this was obtained from quartered HQ core, with intercepts assembled into 17 composites, representing separate sections of the Cuello, Luna, Mandibula and Ojo deposits. Each composite was tested for SAG-mill, rod mill, ball mill and abrasion parameters to complete the database for comminution circuit design. The data were to be used for the optimization of the crushing and grinding circuit design options during the planned project option and feasibility studies. A second batch of almost identical intercepts, prepared from coarse crushed drill core, arrived at Metcon Laboratories in Sydney during the first quarter of 2007 and was also prepared into 17 composites with identical specifications to those sent to JK Tech. Metcon was to carry out a second round of detailed leach optimization work on these composites to finalize the basic flowsheet. Other samples would then be prepared for specific testwork directed at the engineering design of each section.

The JK Tech comminution testwork was completed and reported to Exeter during the first quarter of 2007 and Ausenco started a comminution options study based on the results. The results appeared to confirm earlier work with perhaps a somewhat lower abrasive character; however, prior to cessation of work at Don Sixto, Ausenco was to evaluate this observation in much more detail and report. The mineralized intercepts for this program were selected from 114 holes representing 12,670 metres drilled between July 2005 and the end of August 2006. By comparison the 2005 resource estimate, and the parallel metallurgical program then carried out, was based on 4,342 metres and 60 holes. Using all completed comminution test results Ausenco compared five hard-rock comminution circuit configurations for throughput rates of between 1,000,000 tpa and 3,000,000 tpa. A combination SAG mill and ball mill circuit (designated “SAB”) was recommended. Ausenco also suggested the use standard dimensioned Chinese mills to overcome excessive delivery times, and that the SAG mill run directly from a primary crusher without an intermediary stockpile. If the throughput were to be less than 1,000,000 tpa it is possible that the ball mill could be dropped and a SAG mill and recycle crusher used.

Ausenco also provided advice and supervision on the Metcon leach optimization programs and subsequent work. This was implemented so that all process feasibility inputs would be familiar to and agreed to by the engineers well before the start of any feasibility work. In addition to the 17 depth composites, composites representative of each deposit were prepared, as well as a bulk composite of all material. Sample preparation, composite assaying and the first program to determine the optimum grind size of the bulk composite had been completed at the time the Mendoza Government passed the anti mining legislation.

All further testwork was terminated following the passing of the new legislation, and no work was conducted during the quarter.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work.

A water depth monitor for use on old drill holes was purchased so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes provides basic data on groundwater flow quantities and direction. Generally, the inferred groundwater flows have been small suggesting that water would not be a significant problem in mining. It was also apparent that mine groundwater would not be a significant source of the overall water requirements for production.

A program was started to collate the large database of measurements into a geo-referenced three-dimensional geotechnical model to be overlaid with geological and block models and assist with future pit design work during the feasibility study. This information was augmented with a large number of point-load and uni-axial compressive strength tests on whole drill core and a lesser but significant number of tri-axial compressive strength tests. Geotechnical databases were completed for the Cuello and Luna deposits with the remaining deposits databases to be compiled in 2007. Detailed structural mapping of surface outcrops was delayed due to lack of qualified personnel.

The geotechnical database was completed and checked for all deposits and the rock strength testing program was also completed. An experienced structural geologist was contracted to prepare detailed structural maps of all surface outcrop in and close to the main deposits and that work was also completed.

No work was conducted during the quarter.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs was US$5-7 million. Studies in 2006 evaluated the preferred power supplier, the supply route, expanded transmission capacity to 132Kva to allow for possible increased throughput.

The power options study was completed in the last quarter of 2006 by Penta Sur SA of Tucuman and Buenos Aires. The study identified seven options and sub-options in terms of route and the specific take off point for supply. The initially favoured technical option in terms of reliability and environmental approvals was to take supply from Nihuil and follow the current road route south to a substation at La Salinilla. Capital costs were estimated for supply to site as well as 33Kv lines to the La Salinilla and Agua Escondida communities, including the costs of supply to switchyards in the two communities. After joint review a number of ways to reduce the estimated capital cost were identified Penta Sur was asked to review and confirm these before finalizing its report.

Penta Sur completed its review of the capital and operating cost estimates including current market rates, with favourable results. The final Penta Sur report confirmed the availability of power for Don Sixto as well as the optimum source and routing for the appropriate supply. It also provided capital and operating cost estimates for the alternatives routes and reviewed owner and third party supply options.

No work was conducted during the quarter.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near Don Sixto to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites were selected as being potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter examined water quality for drinking water supplies. The water is slightly, to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Reports are awaited from Grupo Ansilto (“GA”) for the drilling program conducted late in 2006 near Manantial Mandibula as well as for an evaluation of catchment storm flows. Preliminary results have indicated water supply flows were less than expected by the consultants. Other measurements made by Exeter personnel suggest that a large portion of the water may be being diverted down a number of parallel NW-SE structures. An additional drilling program will be required to follow up on the 2006 program and to confirm aquifers capable of sustaining up to a 2.5 million tonne per year operation.

Water Management Consultants (“WMC”) of Santiago Chile carried out a site visit followed by a desk review of all water supply work carried out. WMC concurred with GA that the recharge of local groundwater catchments should be more than capable of allowing the project to sustainably harvest sufficient water for the project scales under consideration. However drill and pump testing of the logical location to access such water had only been partially successful and further programs were recommended.

No work was conducted during the quarter.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies implemented by Exeter in 2006.

During 2006 Ausenco provided factored capital and operating cost estimates based on their 2005 report and these were used to consider the possible financial outcomes of varying throughput rates in the event that resources increased substantially.

Study Outcomes

At the end of 2005, all the studies carried out in that year and described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to approve the resource expansion drilling program conducted during 2005 and 2006.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at Don Sixto. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Planned Work

Following the 2007 resource estimates using new mineralization models AMDAD was requested to conduct pit optimization studies under supervision of Paul Cholakos. These will provide the basis for an internal development options scoping study to assess the viability for a mining project at Don Sixto based on the improved knowledge of the mineralization models, and more comprehensive engineering and infrastructure studies conducted after the initial 2005 study.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the “Soil Potential Study” in the project area and surrounds. The detailed nature of this campaign also allows Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profiling, archaeological and palaeontological studies. The final report on the baseline studies has been received from CISA.

Programs prior to the anti-mining legislation included dust, noise, water level and water quality monitoring and a community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land commenced with expert assistance from the Argentinean national research organization, CRYCIT.

Knight Piesold (“KP”) was contracted to conduct a “Gap Analysis” from work conducted on baseline studies, reviewing the quality and scope of results to date against international standards prior to commencement of the company contracting for an Environmental Impact Assessment report.

In 2006, a well was drilled at Agua Escondida to provide water for the local community, prior to mobilizing the drill rig to Don Sixto where it was used for water and resource expansion programs.

Following receipt of the KP gap analysis report, monitoring programs for water and limnology continued under K P’s supervision and PM10 (dust) monitoring started using contracted equipment and trained Don Sixto technicians. All programs were suspended shortly after the new Mendoza anti mining legislation was passed.

No work was conducted during the quarter.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint-ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

Work during the quarter included digitisation of data for previous drill holes at El Salado, and this will continue into the final quarter It is proposed to review these data following digitisation, and examine potential for possible higher grade zones within the large system.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto project and Rosarita project were relinquished from the Agreement during 2006 resulting in retention of 40 tenements totaling 176 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 170 square kilometres that adjoins the Company’s Don Sixto gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of Don Sixto has defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at Don Sixto. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the Don Sixto mineralization.

Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to Don Sixto was conducted during final quarter of 2006. No further work has been conducted.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

CHILE

OTHER PROJECTS

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Field work commenced in early November 2006, and seven field campaigns were completed during the field season. Encouraging assay results were received, particularly from stream sediment and rock chip sampling, resulting in applications for concessions to cover these targets. Gridding and geophysical surveys are planned for the Zodiac project.

Field work will resume final quarter, 2007.

Cochrane

Mineral rights to the Confluencia project, located outside of the Rio Tinto Agreement contract area were secured in 2006. Geochemical sampling and mapping are required, and will be conducted when suitable technical crews become available.

Results from Operations

The Company began the period with 39,191,513 shares outstanding and ended the period with 40,914,092 shares outstanding. During the third quarter, the Company received net proceeds of $589,758 and $4,121,997 and issued 348,580 shares upon the exercise of options and 1,373,999 shares upon the exercise of warrants respectively. Shares issued and proceeds received are summarized below:

	Options Exercised	Warrants Exercised	Totals
Shares issued	348,580	1,373,999	1,722,579
Net proceeds	$589,758	$4,121,997	$4,711,755

Subsequent Events

Subsequent to September 30, 2007 the Company issued shares pursuant to the exercise of options as follows:

	Options Exercised	Warrants Exercised	Totals
Shares issued	108,750	-	108,750
Net proceeds	$192,937	-	$192,937

As of November 1, 2007 the Company had 41,047,842 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements (the “Interim Financial Statements”) for the nine month period ended September 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where otherwise stated. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with those statements.

Third Quarter Ending September 30, 2007

During the quarter (winter months in Argentina and Chile), the Company continued with exploration and drilling on its Cerro Moro project in mining friendly Santa Cruz Province, Argentina. Drilling activity at its Caspiche project, in northern Chile, was curtailed during the winter months and it is anticipated that drilling will resume after the 2007 Christmas break. The Company did not conduct any exploration activity on its Don Sixto Project during the quarter as a result of anti mining legislation passed in June 2007. Exploration expenditures during the quarter at the CVSA properties, including Cerro Moro which is now 100% owned by the Company, the Chilean properties, including Caspiche, and the Don Sixto Project, were $1,309,317, $426,519 and $494,386 respectively. However, the Company continued to incur costs related to the completion of certain studies including environmental and resource calculations and associated costs. Total deferred exploration expenditures, net of amortization and property examination costs of $2,188,914 were recorded for the third quarter. Increased focus and resultant increased exploration costs at Cerro Moro resulted in only a slight decrease in total deferred exploration expenditures, net of amortization and property examination costs over the previous quarter with other major projects like Don Sixto and Caspiche having significantly less expenditures during the third quarter.

The Company posted a loss of $636,207 in the quarter. Significant expenditures during the quarter include $163,496 for stock-based compensation incurred on options granted to directors, employees or consultants or vested during the quarter, $152,495 for shareholder communications, $87,124 for property examination costs and $131,660 for administration salaries and consulting.

Third Quarter 2007 to Second Quarter 2007

The period loss of $636,207 is significantly less than the loss recorded in the second quarter 2007 of $3,748,506. The reduced loss is attributable principally to higher stock based compensation cost in the second quarter. Stock-based compensation was high in the second quarter because compensation expense relating to options granted in the first quarter was only accounted in the second quarter following approval by shareholders at the Company’s Annual General Meeting held on May 23rd 2007 and as a result of additional stock options granted to directors, officers and employees during the quarter. Expenses, excluding stock based compensation, in the third quarter and second quarter were similar at $562,202 and $662,804 respectively.

Cash received from the issuance of shares in the quarter was $4,711,755, $2,135,830 more than proceeds received in the second quarter 2007, as a result of 1,722,579 shares issued upon the exercise of options and warrants being issued throughout the quarter.

The issuance of shares upon the exercise of options resulted in contributed surplus allocated to share capital of $278,212 for the quarter.

Third Quarter 2007 to Third Quarter 2006

At the end of the third quarter 2007, the Company had approximately $11.4 million in cash and cash equivalents; which was approximately $8.8 million more than in the third quarter 2006. The increased cash position is primarily the result of the private placement financings completed in October, 2006 and the proceeds from the exercise of options and warrants throughout the year. Period losses for the third quarters 2006 and 2007 were very similar at $544,376 and $636,207 respectively.

Deferred exploration costs incurred in the third quarter 2007 were very similar to those incurred in the third quarter 2006. However, costs incurred in the third quarter 2007 were primarily at the Cerro Moro, while expenditures in 2006 were mainly incurred on the Don Sixto Project, which was put on hold in the second quarter, 2007. Following the end of the Argentinean and Chilean winter, management expects to incur increased exploration expenditures on its properties.

Third Quarter ended September 30,	2007	2006	2005
Interest income	$115,017	$17,529	$8,346
Deferred exploration costs net of amortization and
property examination costs	$2,188,914	$2,711,264	$1,052,557
Stock-based compensation	$163,496	$77,526	$368,179
Loss	$636,207	$544,376	$759,148
Basic and diluted loss per common share	$0.02	$0.02	$0.04

As at	September 30, 2007	June 30, 2007	March 31, 2006
Working capital	$10,548,552	$8,498,909	$9,384,147
Total assets	$40,518,180	$36,383,731	$34,295,793
Total liabilities	$1,054,185	$1,158,780	$1,070,580
Share capital	$54,465,423	$49,475,456	$46,568,587
Deficit	$(22,212,054)	$(21,546,107)	$(17,827,338)

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	$ 000's
	2007			2006			2005
	3rd	2nd	1st	4th	3rd	2nd	1st	4th
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Interest	115	85	86	86	17	68	56	11
Net loss from operations	636	3,749	630	2,168	545	1,544	1,032	1,956
Administration expenditures	475	623	661	1,059	423	630	495	616
Stock based compensation	163	3,172	12	1,214	78	527	566	1,159
Property examination costs and mineral property write-offs	87	39	43	18	61	454	27	192
Deferred exploration costs	2,284	2,798	2,630	4,077	2,674	2,513	1,609	1,471
Basic and diluted loss/share in cents/share	$0.02	$0.10	$0.02	$ 0.06	$ 0.02	$ 0.05	$ 0.04	$ 0.10

The net loss in the third quarter 2007 is comparable to the losses in first quarter 2007 and the third quarter 2006. The net loss in the other quarters is significantly higher and can primarily be attributed to increased stock-based compensation costs. Stock-based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

Interest Income has remained higher in the last four quarters when compared to previous quarters as the exercise of options and warrants together with the capital raising in October 2006, has resulted in the Company maintaining higher interest earning cash balances. Administration expenditures are calculated by removing interest, stock based compensation and property examination costs from the net loss from operations and with the exception of the fourth quarter 2006 when bonuses were given to certain members of management and staff, these expenditures have remained relatively consistent throughout the previous eight quarters.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2007 totalled $11,435,460 compared to $9,495,571 at June 30, 2007 and $10,240,539 at March 31, 2007. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, and cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used for planned exploration programs and for general corporate purposes. The Company will be required to undertake additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

Subsequent to September 30, 2007 the Company has received $192,937 from the exercise of options.

Contractual Obligations

There are no material changes to the Company’s contractual obligations as reported in the 2006 Annual Report.

Investor Relations Activities

Exeter maintains a website where all news releases, up-to-date Company information, including a recent video presentation featuring Yale Simpson, is posted. The website URL is www.exeterresource.com.

Related Party Transactions

Amounts due to related parties are for management, consulting, exploration, legal fees and for expenses incurred while conducting the Company’s business.

A total of $766,860 (September 30, 2006: $710,887) was paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totaling $180,000 (2006 - $158,000) and $43,500 (2006 - $32,500) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Legal fees of $44,715 (2006 - $120,355) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)	Exploration and development fees of $228,645 (2006 - $188,032) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

d)	Management fees of $120,000 (2006 - $122,000) were paid to a corporation controlled by the Chairman of the Company.

e)	Management fees of $127,500 (2006 - $90,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

f)	Management fees of $22,500 were accrued to a corporation controlled by the Chief Operating Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Forward Looking Statements

This management and analysis discussion contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, (the “Litigation Reform Act”) and information relating to the Company’s expectations with regard to its existing and future mineral projects, including, without limitation, the timing and results of the future exploration and development of those projects, and the size and growth in size thereof. Such forward looking statements are based on the Company’s plans and expectations and involvement of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements. The Company is relying on the safe harbour provisions of the Litigation Reform Act and does not undertake to update or amend any such forward looking statement. See Risk Factors, below.

Risks

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

During the second quarter, Exeter ceased all exploration activities at the Don Sixto Project following the Mendoza Provincial Government’s recent anti mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $19 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten its continuation of a particular project or operations altogether.

The Company has no current production of minerals. The Company’s properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Outlook

The Company plans to continue its exploration and drilling at Cerro Moro in Santa Cruz, Argentina and expects to commence drilling at Caspiche in Maricunga, Chile after the Christmas 2007 break.

The Company will continue working with all levels of government, industry and unions to demonstrate that the Don Sixto project in Mendoza, Argentina, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the province.

Exploration campaigns are planned for some of the Company’s non-primary properties which are either new to the Company or are still considered to be under-explored.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates And Policies

The Company’s accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations – management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any clams against the Company and provides for those claims, where necessary, based on information available to it, including in some instances legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the three month period ending September 30, 2007.

Management’s Responsibility and Oversight

The audit committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2007.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

There have been no changes in the Company’s internal controls and procedures over financial reporting during the three months ended September 30, 2007.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007

“Cecil Bond”
_______________________
Cecil Bond
Chief Financial Officer

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007

“Cecil Bond”
_______________________
Cecil Bond
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION
(Registrant)

Date November 15, 2007

By:	/s/ Susan E. McLeod
Susan E. McLeod
Secretary